                                                                       EXHIBIT 1

                                  NEWS RELEASE

FOR IMMEDIATE RELEASE
---------------------

James G. Gingerich                                               August 16, 2001
Executive Vice President and Chief Financial Officer                   IT-01-021
(905) 760-9706

          INTERTAN ANNOUNCES ONGOING FULL YEAR EARNINGS-PER-SHARE UP 9%
   Also Announces Strategic Direction, Corporate Restructuring, Share Buyback

TORONTO, August 16, 2001--InterTAN, Inc. (NYSE: ITN; TSE: ITA), a leading consumer electronics retailer of private label and nationally branded products, today reported its fourth quarter and full year results for the fiscal year ended June 30, 2001 and outlined its ongoing strategy.

Following a strategic review reflecting a concern by the Board that InterTAN's share price did not reflect a fair valuation of the Company, as previously announced, the Company successfully divested its Australian subsidiary. InterTAN Australia was sold because its of lack of critical mass in that marketplace and geographic remoteness, and the Company's desire to focus on its core Canadian business. The divestiture provided net cash proceeds of about US$48 million. Following its extensive strategic review over the past several months, the Company has determined not to pursue a sale of its Canadian business because it believes that, in light of its available strategic opportunities and current conditions in both the retail electronics industry and the capital markets, enhanced shareholder value will be better achieved through operation as an independent company. Accordingly, the Board has determined that funds from the sale of InterTAN Australia and the Company's healthy ongoing cash flows will be redeployed to take full advantage of growth opportunities within its strong and profitable Canadian business, as well as to repurchase up to 2.8 million shares, about 10% of its outstanding common shares from time to time and subject to applicable regulatory requirements. The Company expects to take a charge of 6(cent) to 8(cent) per share during its first fiscal quarter of 2002 for costs associated with restructuring the Company's organization to better reflect its singular Canadian focus and the investigation of strategic alternatives.

"We are eager to reap the results of the energies our team has put forth in planning many imaginative strategies to bring out the best from InterTAN's unique position in the marketplace. Canadians know us as the most convenient place to seek advice and solutions to their technology needs. Accordingly, we'll be adding at least 30 new outlets in fiscal 2002," commented Brian E. Levy, President and Chief Executive Officer. " Canadians indicate that three of the most wanted items on their electronic shopping lists are digital cameras, DVD players and next generation gaming devices. Each of these categories, as well as other popular emerging end products prompt consumer demand for the over 500 new accessory products we're currently placing in our stores and for which we're so well known. We'll be piloting an intriguing new department in selected high volume stores, and our new inventory allocation algorithms are facilitating more aggressive assortments in high potential end products. We'll be releasing our largest catalog ever this fall; coupled with superb creative in the works and our most comprehensive field training and rewards package yet, I think our team will be operating at peak energy to reap opportunities in the Canadian marketplace," Levy continued.

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Including the results of its former Australian subsidiary and the gain on disposal and related income taxes, and certain other income tax adjustments, the Company reported net income of $4,633,000, or $0.16 per diluted share, for the fourth quarter of fiscal year 2001 compared with net income of $4,745,000, or $0.16 per diluted share, during the fourth quarter of fiscal year 2000. For the fourth quarter, excluding the gain on the sale of its Australian subsidiary and related income taxes, as well as the results of that subsidiary for the quarter together with certain other tax adjustments, the Company reported net income of $3,125,000 or $0.11 per diluted common share. This compares with net income of $4,213,000 or $0.14 per diluted common share, when the results of the Australian subsidiary are removed from the prior year quarter.

Computed on the same basis, net income for fiscal year 2001 as a whole was $20,979,000 or $0.73 per diluted share, compared with net income of $20,336,000, or $0.67 per diluted common share, during fiscal year 2000. Including the results of its former Australian subsidiary, the gain on disposal and related income taxes, and certain other tax adjustments, the Company reported net income for fiscal year 2001 of $23,527,000, or $0.82 per diluted share, compared with net income $25,120,000, or $0.82 per diluted share, during fiscal year 2000.

As previously announced, during the fourth quarter, the Company sold its Australian subsidiary, recording a gain, before income taxes, of $4,101,000. The provision for income taxes for the quarter included $1,281,000 relating to the sale of the Australian subsidiary and certain other tax adjustments. For the quarter, InterTAN Australia reported a loss of $1,312,000, compared with net income of $532,000 during the prior year quarter. For the year as a whole, the Australian subsidiary reported a net loss of $272,000, compared to net income of $4,784,000 during fiscal year 2000.

The table below compares the U.S. dollar sales, operating income and net income for the three months and year ended June 30, 2001 with the comparable prior year periods, excluding the results of the Australian subsidiary in those periods and the gain on disposal of that subsidiary and related income taxes together with certain other tax adjustments:

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
                                                         Three months ended                Year ended
(U.S. dollars in thousands, except                           June 30                       June 30
   per share amounts)                                 -------------------------     -------------------------
                                                          2001          2000           2001           2000
                                                      -------------------------     -------------------------

Sales and other operating revenues                    $  81,229      $ 102,444      $ 468,756      $ 484,218
Adjustments
    Sales of Australian subsidiary                       (5,834)       (26,498)       (86,403)      (120,056)
                                                      ---------      ---------      ---------      ---------
Canadian sales                                        $  75,395      $  75,946      $ 382,353      $ 364,162
                                                      =========      =========      =========      =========

Operating income                                      $   7,173      $   7,848      $  41,417      $  44,005
Adjustments
    Gain on sale of Australian subsidiary                (4,101)            --         (4,101)            --
    (Income) loss of Australian subsidiary                1,583           (691)            14         (6,777)
                                                      ---------      ---------      ---------      ---------
Comparable operating income                           $   4,655      $   7,157      $  37,330      $  37,228
                                                      =========      =========      =========      =========

Net income                                            $   4,633      $   4,745      $  23,527      $  25,120
Adjustments
    Gain on sale of Australian subsidiary                (4,101)            --         (4,101)            --
    (Income) loss of Australian subsidiary                1,312           (532)           272         (4,784)
    Income taxes on sale of Australian subsidiary
        and other tax adjustments                         1,281                         1,281
                                                      ---------      ---------      ---------      ---------
Comparable net income                                 $   3,125      $   4,213      $  20,979      $  20,336
                                                      =========      =========      =========      =========
Diluted earnings per share                            $    0.16      $    0.16      $    0.82      $    0.82
                                                      =========      =========      =========      =========
Comparable diluted earnings per share                 $    0.11      $    0.14      $    0.73      $    0.67
                                                      =========      =========      =========      =========

Sales at the Company's Canadian subsidiary for the quarter, measured in local currency, increased by 3%. For the year as a whole, Canadian sales, measured in local currency, increased by 8%.

"While we certainly devoted significant time and attention to the evaluation of alternative structures, over the last several months we have been busy crafting an aggressive operating plan for the coming fiscal year. We believe that our combination of multiple new initiatives, some of which are already in the early stages of rollout, and several new product and service launches, capitalizes on Canadians' worldwide lead in broadband penetration, internet usage, and appetite for digital technologies," commented Brian E. Levy, President and Chief Executive Officer.

"We think that the impact of customers' deferral of some purchase decisions in light of Microsoft's announced fall product introductions, combined with Intel's recent Pentium 4 pricing, will be a stimulus to demand during the buildup to the holiday selling season. In the meanwhile, we continue to post strong growth in other key categories - digital accessories and software, satellite, and wireless, in addition to our traditional top-of-mind accessory business. We expect the launch of interactive television services, receivers with integrated personal video recording, and a whole host of new channels in the satellite industry, coupled with the introduction of new next generation wireless technology and new handsets, to further stimulate consumer attention to RadioShack Canada, as the market leader in retail distribution for those compelling products. Further, our new catalog will feature the deepest assortment yet of the accessory products for which we're known best," concluded Levy.

InterTAN, Inc., headquartered in Toronto, operates through approximately 880 company retail stores and dealer outlets in Canada under the trade name RadioShack(R) and Rogers AT&T Wireless Communications Express (R). The Company's Australian subsidiary was sold effective April 30, 2001.

A conference call during which senior management will discuss today's announcements and the current state of the business will be held today at 9:00 a.m. EDT. This call will be simultaneously webcast on the Internet at www.InterTAN.com. InterTAN will announce its August sales results on September
----------------
7, 2001.

Certain information disclosed in this press release, including, among others, statements relating to beliefs concerning shareholder value, plans to open new sales outlets or regarding the ability of new products, services, strategies and technologies and the Company's new catalog to stimulate growth, constitutes forward-looking statements that involve risks and uncertainties. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, consumer demand and preferences, product availability, the development of new products, availability of locations suitable for new stores, general economic conditions, and other risks indicated in InterTAN's filings with the Securities and Exchange Commission such as InterTAN's previously filed periodic reports, including its Form 10-K for the 2000 fiscal year.

                                - Table follows -

InterTAN, Inc.
CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------

                                               Three Months Ended          Twelve Months Ended
(U.S. dollars in thousands, except                  June 30                      June 30
  per share data)                          ------------------------      ------------------------

                                              2001           2000           2001          2000
                                           ---------      ---------      ---------      ---------

Net sales and operating revenues           $  81,229      $ 102,444      $ 468,756      $ 484,218
Other income (expense)                            29            (93)           138            125
                                           ---------      ---------      ---------      ---------
                                              81,258        102,351        468,894        484,343
                                           ---------      ---------      ---------      ---------

Operating costs and expenses:
   Cost of products sold                      48,206         58,459        280,953        280,999
   Selling, general and administrative
     expenses                                 28,505         34,484        144,268        153,336
   Depreciation and amortization               1,475          1,560          6,357          6,003
   Gain on disposal of Australian
    subsidiary                                (4,101)            --         (4,101)            --
                                           ---------      ---------      ---------      ---------
                                              74,085         94,503        427,477        440,338
                                           ---------      ---------      ---------      ---------

Operating income                               7,173          7,848         41,417         44,005
Foreign currency transaction
 gains (losses)                                  (85)            83           (353)          (209)
Interest income                                  820            744          1,737          2,418
Interest expense                                (142)          (174)          (873)          (587)
                                           ---------      ---------      ---------      ---------

Income before income taxes                     7,766          8,501         41,928         45,627
Provision for income taxes                     3,133          3,756         18,401         20,507
                                           ---------      ---------      ---------      ---------

Net income (loss)                          $   4,633      $   4,745      $  23,527      $  25,120
                                           =========      =========      =========      =========

Basic net income (loss) per
 average common share                      $    0.17      $    0.16      $    0.84      $    0.85
Diluted net income (loss) per
 average common share                      $    0.16      $    0.16      $    0.82      $    0.82

Average common shares outstanding             28,033         28,936         27,937         29,658

Average common shares outstanding
     assuming dilution                        28,742         29,817         28,664         30,501

InterTAN, Inc.
CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------

(U.S. dollars in thousands,
except per share data)                                             June 30, 2001       June 30, 2000
                                                                   -------------       -------------
Assets

Current Assets:
  Cash and short-term investments                                    $  86,233           $  44,750
  Accounts receivable, less allowance for doubtful accounts             12,598              12,803
  Inventories                                                           90,394             121,894
  Other current assets                                                   1,151               1,235
  Deferred income taxes                                                  2,290               2,295
                                                                     ---------           ---------
      Total current assets                                             192,666             182,977

Property and equipment, less accumulated
  depreciation and amortization                                         19,817              22,587
Other assets                                                                16                  29
Deferred income taxes                                                    3,031               2,483
                                                                     ---------           ---------
Total Assets                                                         $ 215,530           $ 208,076
                                                                     =========           =========

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable                                                   $  20,034           $  26,174
  Accrued expenses                                                      13,650              16,821
  Income taxes payable                                                  24,913              30,137
  Deferred service contract revenue - current portion                    5,507               5,383
                                                                     ---------           ---------
     Total current liabilities                                          64,104              78,515

Deferred service contract revenue - non-current portion                  4,599               4,735
Other liabilities                                                        2,518               6,050
                                                                     ---------           ---------
                                                                        71,221              89,300
                                                                     ---------           ---------

Stockholders' Equity
  Preferred stock, no par value, 1,000,000 shares
       authorized, none issued or outstanding                               --                  --
  Common stock, $1 par value, 40,000,000 shares
        authorized, 31,225,048 and 30,498,315 issued                    31,225              30,498
  Additional paid-in capital                                           151,744             146,214
  Retained earnings (deficit)                                           13,752              (9,775)
  Accumulated other comprehensive loss                                 (17,007)            (29,461)
  Common stock in treasury, at cost, 3,101,818
    and 1,789,815 shares, respectively                                 (35,405)            (18,700)
                                                                     ---------           ---------
    Total stockholders' equity                                         144,309             118,776
                                                                     ---------           ---------
Commitments and contingent liabilities
Total Liabilities and Stockholders' Equity                           $ 215,530           $ 208,076
                                                                     =========           =========